FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

“Oracle’s commitment to PeopleSoft applications would be primarily for maintenance and bug fixes. ‘As far as new enhancements, functions, and modules we may be thinking about over the next two years, those are going to show up in [Oracle’s] E-Business Suite,’ Chuck Phillips [EVP, Oracle] said.”
InformationWeek, June 18, 2003

•	If you object to converting PeopleSoft enterprise software applications to Oracle

•	If you object to the millions or tens of millions of dollars that would cost

•	If you object to the internal resources and time required to do that

•	If you object to being forced to switch to an inferior product you specifically didn’t select

•	If you object to replacing software that is working well and achieving your return on investment

•	If you would like to select a database independent of your enterprise software

•	If you believe there should be more than two integrated application software providers for large enterprises

Don’t let this happen. Take action.

PeopleSoft has a better plan for shareholders and customers.

PeopleSoft commenced an exchange offer and filed a Scheduled TO and a Registration Statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards and Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the offer to exchange and related materials filed by PeopleSoft with the SEC. Stockholders also should read PeopleSoft’s solicitation recommendation statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

2000 PeopleSoft, Inc. PeopleSoft is a registered trademark at PeopleSoft, Inc.